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                           NOTICE TO U.S. SHAREHOLDERS

This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of the Republic of Korea that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with Korean accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws of the United States, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than in the merger, such as in open market or privately negotiated purchases.
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                                                                    EXHIBIT 99.1

                      NOTIFICATION OF THE SIMPLIFIED MERGER

Korea Thrunet Co., Ltd. (the "Company") has executed a merger agreement with hanarotelecom incorporated on September 22, 2005. The Company hereby notifies its shareholders of its simplified merger as follows without the approval of its shareholders as permitted under Article 527-2 of the Commercial Act of Korea.

1.   Method of Merger

     Merger between hanarotelecom incorporated (the surviving company) and Korea Thrunet Co., Ltd. (the merged company)

2.   Merger Ratio

     hanarotelecom incorporated: Korea Thrunet Co., Ltd = 1 : 0.3570308

3.   Details of Counterpart of Merger

     A.   Company Name: hanarotelecom incorporated

     B.   Address: 43, Taepyeongno 2-ga, Jung-gu, Seoul, Korea

     C.   Representative Director: Mr. David Yeung

     D.   Paid-in Capital: KRW 2,310,676 million (as of December 31, 2004)

4.   Merger Date: January 1, 2006 (Expected)

5. Pursuant to Article 527-2 of the Commercial Act of Korea, the approval of the Company's Board of Directors (at the Board of Director's meeting scheduled to be held on November 7, 2005) shall replace the approval of the Company's shareholders.

6.   Right of Dissenting Shareholders to Request the Purchase of Shares

     In order to exercise the Share Purchase Request Right, a dissenting shareholder must take the following steps:

     A.   Notice of Objection

          - A dissenting shareholder should fill out the Notice of Objection to BOD Resolution (you may download the form from the


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               Company's website http://english.thrunet.com/ir) and submit the
               Notice to the Company by registered mail at the following address:

               Korea Thrunet Co., Ltd.
               7th Floor, Asia One Building
               17-7 Yoido-dong, Youngdeungpo-gu
               Seoul, Korea 150-874
               Attn: Corporate Management Team

          -    Period: October 6, 2005 - October 20, 2005

     B.   Exercise of the Share Purchase Request Right

          - A dissenting shareholder who (i) has timely submitted its Notice of Objection as described in 6.A. above and (ii) wishes to exercise its share purchase request right, should fill out the Share Purchase Request (you may download the form from the Company's website http://english.thrunet.com/ir) and submit the Request to the Company by registered mail at the address above.

          -    Period: October 21, 2005 - November 9, 2005

     C.   Expected Share Purchase Price: KRW 960 per share

     D. Procedures for Share Purchase Price Adjustment Pursuant to paragraph 4, Article 374-2 of the Commercial Act of Korea, in the event that the share purchase price is not agreed between the Company and its shareholders within 30 days from the Share Purchase Request, the Company or its shareholder who has exercised its share purchase request right may request the relevant court in Korea to determine the share purchase price. The Company plans to complete its share purchase on or before January 9, 2006, which is within two months from the end of the share purchase request period as prescribed in paragraph 2,
          Article 374-2 of the Commercial Act of Korea.

7.   Other

     o After the end of the share purchase request period, a Share Purchase Request may not be withdrawn.

     o You may download the forms mentioned above from the Company's website http://english.thrunet.com/ir.

     o The Notice and the Request should be sent to the Company by the registered mail only and should be postmarked by the end date of the respective response period.




                                                                 October 6, 2005


                                                         KOREA THRUNET CO., LTD.
                                                         Representative Director
                                                            Soon-Yub Samuel Kwon